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                             December 21, 2023

       Dajiang Guo
       Chief Executive Officer
       AlphaTime Acquisition Corp
       500 5th Avenue, Suite 938
       New York, NY 10110

                                                        Re: AlphaTime
Acquisition Corp
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 24,
2023
                                                            File No. 001-41584

       Dear Dajiang Guo:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Evaluation of Disclosure Controls and Procedures, page 76

   1. We could not locate the conclusions of your principal executive and principal financial officers, or persons
performing similar functions, regarding the effectiveness of the registrant's disclosure
controls and procedures pursuant to Item 307 of Regulation S-K.
                                                        Please clarify and/or
revise your periodic reports filed to date to include the required disclosures.
 Dajiang Guo
AlphaTime Acquisition Corp
December 21, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 with any questions.



                                                          Sincerely,
FirstName LastNameDajiang Guo
                                                          Division of
Corporation Finance
Comapany NameAlphaTime Acquisition Corp
                                                          Office of Real Estate
& Construction
December 21, 2023 Page 2
cc:       Michael Blankenship, Winston & Strawn
FirstName LastName